Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

17 November 2006

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – 3 Notifications of Major Interests in Shares
18 Notifications of Directors Interests
Annual Information update
Forms 288b for change of director

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Annual Information Update
Released	16:35 20-Sep-06
Number	PRNUK-2009

Rolls-Royce Group plc (the 'Company')

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, the Company announces that the following:

1. Regulatory announcements

The following UK Regulatory announcements have been made by the Company via a Regulatory Information Service:

Date of publication	Regulatory Headline
04/05/2005	AGM Resolutions
04/05/2005	AGM Statement
6/05/2005	Director shareholding
9/05/2005	Director shareholding
9/05/2005	Director shareholding
10/05/2005	Director shareholding
13/05/2005	Rolls-Royce And Total Sign Offshore Engine Maintenance Deal
18/05/2005	Rolls-Royce And Dragonair Extend Trent Maintenance Deal
20/05/2005	Director shareholding
25/05/2005	Holding in company
8/06/2005	Director shareholding
9/06/2005	Directorate change
9/06/2005	Holding in company
10/06/2005	Director shareholding
13/06/2005	Air China Limited Awards $800 Million Contract To Rolls-Royce For Trent 700 Engines And Long-Term Service Agreement
13/06/2005	Rolls-Royce Says Pace Of Services Growth Will Increase Within Fleet Expansion
14/06/2005	France's Regional Signs Rolls-Royce Maintenance Agreements
23/06/2005	Blocklisting - Interim review

30/06/2005 Additional listing

1/07/2005 Director declaration

01/07/2005 Second Quarter Review 2005

06/07/2005 Director/PDMR shareholding

07/07/2005 Rolls-Royce Awarded £48 Million Services Contract

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

07/07/2005 Director/PDMR shareholding

12/07/2005 Director/PDMR shareholding

13/07/2005 Director/PDMR shareholding

18/07/2005 ITP Joins Rolls-Royce Trent 1000 Programme

18/07/2005 Rolls-Royce Wins $40m Trent 60 Order For Sharjah Power Station Expansion

18/07/2005 Director/PDMR shareholding

18/07/2005 Director/PDMR shareholding

20/07/2005 Holding in company

28/07/2005 Interim results

03/08/2005 Holding in company

04/08/2005 Northwest Selects Rolls-Royce Trent 1000 For its Boeing 787s

08/08/2005 Director/PDMR shareholding

08/08/2005 Director/PDMR shareholding

09/08/2005 Director/PDMR shareholding

10/08/2005 Announcement of Filing of Annual Accounts

16/08/2005 Director/PDMR shareholding

17/08/2005 Rolls-Royce Shares In V2500 Engine Order By Lan Chile

23/08/2005 GE Rolls-Royce Fighter Engine Team Awarded $2.4 Billion Engine Development Contract

07/09/2005 Director/PDMR shareholding

07/09/2005 Director/PDMR shareholding

08/09/2005	Poland's Lot Chooses Rolls-Royce Trent 1000 To Power Boeing 787s
08/09/2005	Director/PDMR shareholding
15/09/2005	Rolls-Royce Awarded $82 Million Gas Turbine Contract For Nigerian Oil Field
16/09/2005	Director/PDMR shareholding
16/09/2005	Director/PDMR shareholding
19/09/2005	Surgical Innovations Group Plc Agreement With Rclls-Royce For Aero Engine Inspection Technology
30/09/2005	Holding in company
04/10/2005	Quarterly news update
06/10/2005	Rolls-Royce To Supply New Trent Engine For A350
06/10/2005	Director/PDMR shareholding
11/10/2005	Director/PDMR shareholding
19/10/2005	Holding in company
20/10/2005	Rolls-Royce Wins $600 Million Share Of Indian Engine Order
20/10/2005	Director/PDMR shareholding
21/10/2005	Summary of Terms of B Share Issue
27/10/2005	Holding in company
28/10/2005	Rolls-Royce To Power Additional Boeing 787s For Air New Zealand
31/10/2005	CIT Places $400 Million Order For IAE's V2500
01/11/2005	Investor Seminar
07/11/2005	Contracts Worth $50 Million Expand Rolls-Royce Presence In Asian Oil & Gas Markets
07/11/2005	Director/PDMR shareholding
07/11/2005	Director/PDMR shareholding
07/11/2005	Correction: Director/PDMR shareholding
07/11/2005	Correction: Director/PDMR shareholding
08/11/2005	Holding in company
10/11/2005	Director/PDMR shareholding
18/11/2005	Director/PDMR shareholding
21/11/2005	Rolls-Royce Trent 1000 Engines Selected By Lcal To Power Boeing 787 Fleet
21/11/2005	Rolls-Royce Gains $160 Million Share Of Follow-On Kingfisher Order
22/11/2005	HAESL and SAESL Sign $600 Million Maintenance Agreement With

	Emirates
22/11/2005	Rolls-Royce Wins $250 Million Share Of ILFC Order
25/11/2005	New Subsidiary To Assist Growth Of Engineering Capacity In India
8/12/2005	Rolls-Royce Wins $600 Million Trent Engine Deal To Power China Southern A380s
8/12/2005	Rolls-Royce Awarded $41 Million Contract To Upgrade China's West-East Gas Pipeline
8/12/2005	Director/PDMR shareholding
9/12/2005	Director/PDMR shareholding
14/12/2005	Holding in company
15/12/2005	Ministry Of Defence And Rolls-Royce Sign £185 Million Service Contract For RB199 Engines
19/12/2005	New-Style Support Contract For RAF Fighters
19/12/2005	Next Stage In Redevelopment Of Bristol Aerospace Facilities To Go Ahead In The New Year
20/12/2005	Rolls-Royce Receives $71 Million Contract For Additional Brazilian Offshore Units
21/12/2005	Rolls-Royce Shares In Euro300m Eurojet Service Contract
28/12/2005	Fourth Quarter Review
03/01/2006	Holding in company
03/01/2006	Additional listing
04/01/2006	Blocklisting Interim Review
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
06/01/2006	Director/PDMR shareholding
09/01/2006	Director/PDMR shareholding
09/01/2006	Director/PDMR shareholding
09/01/2006	Notice of Results
10/01/2006	Director/PDMR shareholding
12/01/2006	Directorate Change - Colin Green

13/01/2006	Director/PDMR shareholding
13/01/2006	Rolls-Royce Wins $320 Million Share Of Mexican V2500 Deal
16/01/2006	Holding in company
20/01/2006	Holding in company
24/01/2006	Rolls-Royce Wins $65 Million V-22 Engine Contracts
30/01/2006	Holding in company
07/02/2006	Icelandair Selects Rolls-Royce Trent 1000 For Boeing 787s
07/02/2006	Director/PDMR shareholding
08/02/2006	Director/PDMR shareholding
09/02/2006	Final results
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
10/02/2006	Director/PDMR shareholding
13/02/2006	Director/PDMR shareholding
13/02/2006	Director/PDMR shareholding
13/02/2006	Director/PDMR shareholding
14/02/2006	Holding in company
14/02/2006	Holding in company
14/02/2006	Rolls-Royce Runs First Trent 1000 On Schedule
16/02/2006	Holding in company
16/02/2006	Director/PDMR shareholding
22/02/2006	Holding in company
24/02/2006	Holding in company
27/02/2006	Holding in company
01/03/2006	Director/PDMR shareholding
02/03/2006	Holding in company

03/03/2006 Director/PDMR shareholding

03/03/2006 Director/PDMR shareholding

07/03/2006 Director/PDMR shareholding

08/03/2006 Director/PDMR shareholding

09/03/2006 Holding in company

10/03/2006 Holding in company

10/03/2006 Director/PDMR shareholding

13/03/2006 Holding in company

14/03/2006 Holding in company

15/03/2006 China Southern Places Follow-On Order For Trent 700s With Long-Term Services Agreement

15/03/2006 Director/PDMR shareholding

15/03/2006 Director/PDMR shareholding

17/03/2006 Holding in company

17/03/2006 Summary of Terms of B Share Issue

20/03/2006 Finnair Becomes First Customer For Rolls-Royce Trent 1700

22/03/2006 Director/PDMR shareholding

22/03/2006 Annual Report

28/03/2006 Holding in company

29/03/2006 Director/PDMR shareholding

29/03/2006 Director/PDMR shareholding

29/03/2006 Director/PDMR shareholding

30/03/2006 Air Deccan V2500 Deal Nets $170 Million Share For Rolls-Royce

03/04/2006 Rolls-Royce To Power Two Additional Cargolux 747 Freighters

04/04/2006 Quarterly news update

04/04/2006 Director/PDMR shareholding

10/04/2006 Director/PDMR shareholding

10/04/2006 Director/PDMR shareholding

10/04/2006 Director/PDMR shareholding

12/04/2006 Director/PDMR shareholding

13/04/2006 UK Pension Scheme Discussions

19/04/2006 Director/PDMR shareholding

24/04/2006 Kingfisher Places First Indian Order For Rolls-Royce Trent

25/04/2006 Director/PDMR shareholding

28/04/2006 Holding in company

2. Documents filed with the Registrar of Companies for England and Wales

The documents listed below were filed with the Registrar of Companies and copies can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ or via Companies House Direct at www.direct.companieshouse.gov.uk.

Date	Document Type	Description
28/04/2005	88(2)	Return of allotment of shares
28/04/2005	88(2)	Return of allotment of shares
28/04/2005	88(2)	Return of allotment of shares
06/05/2005	88(2)	Return of allotment of shares
09/05/2005	88(2)	Return of allotment of shares
11/05/2005	88(2)	Return of allotment of shares
11/05/2005	88(2)	Return of allotment of shares
11/05/2005	88(2)	Return of allotment of shares
11/05/2005	88(2)	Return of allotment of shares
11/05/2005	288c	Change of directors particulars
16/05/2005	288b	Director resigned
17/05/2005	88(2)	Return of allotment of shares
17/05/2005	88(2)	Return of allotment of shares
19/05/2005	88(2)	Return of allotment of shares
20/05/2005	88(2)	Return of allotment of shares
20/05/2005	88(2)	Return of allotment of shares
20/05/2005	88(2)	Return of allotment of shares
20/05/2005	Resolution	Dis-application of Pre-emption rights
25/05/2005	88(2)	Return of allotment of shares
27/05/2005	88(2)	Return of allotment of shares
31/05/2005	88(2)	Return of allotment of shares
31/05/2005	88(2)	Return of allotment of shares
31/05/2005	88(2)	Return of allotment of shares
02/06/2005	88(2)	Return of allotment of shares
02/06/2005	Resolution	Authority to allot securities

07/06/2005	88(2)	Return of allotment of shares
07/06/2005	88(2)	Return of allotment of shares
17/06/2005	88(2)	Return of allotment of shares
17/06/2005	88(2)	Return of allotment of shares
17/06/2005	88(2)	Return of allotment of shares
17/06/2005	88(2)	Return of allotment of shares
17/06/2005	88(2)	Return of allotment of shares
20/06/2005	88(2)	Return of allotment of shares
21/06/2005	88(2)	Return of allotment of shares
22/06/2005	88(2)	Return of allotment of shares
23/06/2005	88(2)	Return of allotment of shares
23/06/2005	88(2)	Return of allotment of shares
27/06/2005	88(2)	Return of allotment of shares
27/06/2005	88(2)	Return of allotment of shares
27/06/2005	88(2)	Return of allotment of shares
29/06/2005	88(2)	Return of allotment of shares
30/06/2005	Accounts	Group accounts made up to 31/12/2004
01/07/2005	88(2)	Return of allotment of shares
06/07/2005	88(2)	Return of allotment of shares
07/07/2005	88(2)	Return of allotment of shares
08/07/2005	288a	Director appointed
08/07/2005	288b	Director resigned
11/07/2005	88(2)	Return of allotment of shares
11/07/2005	88(2)	Return of allotment of shares
11/07/2005	88(2)	Return of allotment of shares
26/07/2005	88(2)	Return of allotment of shares
26/07/2005	88(2)	Return of allotment of shares
26/07/2005	88(2)	Return of allotment of shares
28/07/2005	88(2)	Return of allotment of shares
28/07/2005	88(2)	Return of allotment of shares
28/07/2005	88(2)	Return of allotment of shares

03/08/2005	122	Consolidation and sub-division of share capital
03/08/2005	128(4)	Notice of assignment of name to shares
05/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
09/08/2005	88(2)	Return of allotment of shares
15/08/2005	88(2)	Return of allotment of shares
15/08/2005	88(2)	Return of allotment of shares
15/08/2005	88(2)	Return of allotment of shares
15/08/2005	88(2)	Return of allotment of shares
15/08/2005	88(2)	Return of allotment of shares
17/08/2005	122	Consolidation and sub-division of share capital
18/08/2005	88(2)	Return of allotment of shares
19/08/2005	88(2)	Return of allotment of shares
30/08/2005	88(2)	Return of allotment of shares
30/08/2005	88(2)	Return of allotment of shares
09/09/2005	88(2)	Return of allotment of shares
16/09/2005	88(2)	Return of allotment of shares
19/09/2005	88(2)	Return of allotment of shares
22/09/2005	88(2)	Return of allotment of shares
22/09/2005	88(2)	Return of allotment of shares
23/09/2005	88(2)	Return of allotment of shares
23/09/2005	88(2)	Return of allotment of shares
23/09/2005	88(2)	Return of allotment of shares
23/09/2005	88(2)	Return of allotment of shares

05/10/2005	88(2)	Return of allotment of shares
14/10/2005	88(2)	Return of allotment of shares
17/10/2005	88(2)	Return of allotment of shares
17/10/2005	88(2)	Return of allotment of shares
17/10/2005	88(2)	Return of allotment of shares
21/10/2005	88(2)	Return of allotment of shares
21/10/2005	88(2)	Return of allotment of shares
02/11/2005	88(2)	Return of allotment of shares
08/11/2005	88(2)	Return of allotment of shares
08/11/2005	88(2)	Return of allotment of shares
16/11/2005	88(2)	Return of allotment of shares
16/11/2005	88(2)	Return of allotment of shares
22/11/2005	88(2)	Return of allotment of shares
01/12/2005	88(2)	Return of allotment of shares
05/12/2005	88(2)	Return of allotment of shares
06/12/2005	88(2)	Return of allotment of shares
08/12/2005	88(2)	Return of allotment of shares
19/12/2005	88(2)	Return of allotment of shares
20/12/2005	88(2)	Return of allotment of shares
12/01/2006	88(2)	Return of allotment of shares
12/01/2006	88(2)	Return of allotment of shares
12/01/2006	88(2)	Return of allotment of shares
19/01/2006	88(2)	Return of allotment of shares
24/01/2006	88(2)	Return of allotment of shares
30/01/2006	122	Consolidation and sub-division of share capital
30/01/2006	122	Consolidation and sub-division of share capital
30/01/2006	122	Consolidation and sub-division of share capital
30/01/2006	128(4)	Notice of assignment of name to shares
07/02/2006	88(2)	Return of allotment of shares
07/02/2006	88(2)	Return of allotment of shares
08/02/2006	88(2)	Return of allotment of shares

13/02/2006	88(2)	Return of allotment of shares
17/02/2006	88(2)	Return of allotment of shares
20/02/2006	288c	Change of directors particulars
21/02/2006	88(2)	Return of allotment of shares
27/02/2006	88(2)	Return of allotment of shares
07/03/2006	88(2)	Return of allotment of shares
10/03/2006	88(2)	Return of allotment of shares
10/03/2006	88(2)	Return of allotment of shares
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	288c	Change of directors particulars
23/03/2006	88(2)	Return of allotment of shares
27/03/2006	288c	Change of directors particulars
30/03/2006	88(2)	Return of allotment of shares
31/03/2006	288c	Change of directors particulars
11/04/2006	88(2)	Return of allotment of shares
11/04/2006	288c	Change of directors particulars
13/04/2006	288b	Director resigned
13/04/2006	88(2)	Return of allotment of shares
25/04/2006	88(2)	Return of allotment of shares

The Company's Annual Report and Annual Review for the period ending 31 December 2005 together with the Notice of Annual General Meeting can be found in the Investors section of the Group's website at www.rolls-royce.com. Copies of all of these documents have been filed with the UKLA Document Viewing Facility.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

J Warren

Deputy Company Secretary

Date 20 September 2006

END

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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of termination of appointment	14	09	2006

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Honourable   * Honours etc: Ambassador

Please insert details as previously notified to Companies House.

Forename(s): Amy Laura

Surname: BONDURANT

	Day	Month	Year
† Date of Birth	20	04	1951

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 18/9/06

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

John Warren, Rolls-Royce Group plc - ML10, Moor Lane,
Derby, DE24 8BJ

Tel: Tel: 01332 245878
Fax: 01332 245879

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of termination of appointment	1 4	0 9	2 0 0 6

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Carl-Peter

Surname: FORSTER

	Day	Month	Year
† Date of Birth	0 9	0 5	1 9 5 4

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 18/9/06

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

John Warren, Rolls-Royce Group plc - ML10, Moor Lane,
Derby, DE24 8BJ

Tel Tel: 01332 245878
Fax: 01332 245879

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:32 07-Nov-06
Number	PRNUK-0711

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 7th November 2006 of 27,055 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 463.75 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,238,844 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 27

A B Shilston 27

CP Smith 27

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 27

M Lloyd 27

J R Rivers 27

M J Terrett 27

Company notified 7 November 2006

Dated 7 November 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:10 07-Nov-06
Number	PRNUK-0711

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

CHARLES BLUNDELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

CHARLES BLUNDELL

8 State the nature of the transaction

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

6,550 @ 194.25p date of grant 7/03/00

9. Number of shares, debentures or financial instruments relating to shares acquired

6,550

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

6,550

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

464.50p

14. Date and place of transaction

6 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

108,651

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

FOLLOWING THE EXERCISE OF THE OPTION 3,275 SHARES WERE SUBSEQUENTLY TRANSFERRED TO MRS S BLUNDELL AND SOLD AS DETAILED ABOVE

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 November 2006

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:12 07-Nov-06
Number	PRNUK-0711

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

number of shares held by each of them

EXERCISE OF SHARE OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

244,001 @77p granted 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

244,001

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

244,001

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

464.50p

14. Date and place of transaction

6 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

49,332

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 November 2006

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:11 07-Nov-06
Number	PRNUK-0711

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

212

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

462.25p

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,696

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Peter Barnes Wallis - 0207 227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 November 2006

END

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:34 16-Oct-06
Number	PRNUK-1610

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   MILES COWDRY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

number of shares held by each of them

E TRADE SECURITIES LIMITED

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

62,500 @ 216p date of grant 26/03/01

9. Number of shares, debentures or financial instruments relating to shares acquired

62,500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

62,500

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

478.75p

14. Date and place of transaction

12 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

29,160

16. Date issuer informed of transaction

16 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 October 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:52 09-Oct-06
Number	PRNUK-0910

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 9th October 2006 of 27,288 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 462 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,229,572 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 27

A B Shilston 27

CP Smith 27

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 27

M Lloyd 27

J R Rivers 27

M J Terrett 27

Company notified 9 October 2006

Dated 9 October 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:51 09-Oct-06
Number	PRNUK-0910

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

213

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

460.5p

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,484

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Peter Barnes Wallis - 0207 227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 9 October 2006

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 26-Sep-06
Number	PRNUK-2609

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   MILES COWDRY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

them

E TRADE SECURITIES LIMITED

ROLLS ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

48,907 @ 194.25p date of grant 7/03/00

9. Number of shares, debentures or financial instruments relating to shares acquired

48,907

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

48,907

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.25p

14. Date and place of transaction

25 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,943

16. Date issuer informed of transaction

26 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 26 September 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:15 18-Sep-06
Number	PRNUK-1809

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) ONLY

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

MARKET SALE

SAUL LANYADO

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

444.00p

14. Date and place of transaction

15 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

70,047

16. Date issuer informed of transaction

18 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 18 September 2006

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:15 18-Sep-06
Number	PRNUK-1809

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

MICHAEL TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MIKE TERRETT 202,649

GABRIELLE ANNE TERRETT 13,157

8 State the nature of the transaction

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

357,143 @ 77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

357,143

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

357,143

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

446.30p

14. Date and place of transaction

18 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

215,806

16. Date issuer informed of transaction

18 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 18 September 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 15-Sep-06
Number	PRNUK-1509

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

COLIN SMITH 43,384

VICTORIA ANNE SMITH 2,525

EXERCISE OF OPTIONS UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

110,000 @ 77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

110,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

110,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.75p

14. Date and place of transaction

14 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,909

16. Date issuer informed of transaction

14 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 15 September 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:01 08-Sep-06
Number	PRNUK-0809

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th September 2006 of 28,600 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 442.75 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,254,318 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 28

A B Shilston 28

CP Smith 28

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 28

M Lloyd 28

J R Rivers 28

M J Terrett 28

Company notified 7 September 2006

Dated 8 September 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:00 08-Sep-06
Number	PRNUK-0809

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

222

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440p

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,271

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 8 September 2006

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:57 29-Aug-06
Number	PRNUK-2908

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

MARKET SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

630

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

418p

14. Date and place of transaction

22 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

49,314

16. Date issuer informed of transaction

29 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 29 August 2006

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 16-Aug-06
Number	PRNUK-1608

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

AXEL ARENDT

EXERCISE OF SHARE OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

200,000 @77p granted 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

200,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

200,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

419.75p

14. Date and place of transaction

16 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

49,944

16. Date issuer informed of transaction

16 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 August 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 10-Aug-06
Number	PRNUK-1008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   MILES COWDRY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

them

E TRADE SECURITIES LIMITED

ROLLS ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

15,444 @ 194.25p date of grant 7/03/00

9. Number of shares, debentures or financial instruments relating to shares acquired

15,444

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

15,444

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

418.25p

14. Date and place of transaction

9 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,943

16. Date issuer informed of transaction

9 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 10 August 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 10-Aug-06
Number	PRNUK-1008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

EDWARD THOMAS CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

Market sale

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

4.2697p

14. Date and place of transaction

8 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,391

16. Date issuer informed of transaction

9 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 10 August 2006

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:03 07-Aug-06
Number	PRNUK-0708

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th August 2006 of 29,861 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 425 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,271,297 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 30

A B Shilston 30

CP Smith 30

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 30

M Lloyd 30

J R Rivers 30

M J Terrett 30

Company notified 7 August 2006

Dated 7 August 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	11:14 23-Oct-06
Number	PRNUK-2310

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person 's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

20/10/2006

12. Total holding following this notification

now holds less than 3%

13. Total percentage holding of issued class following this notification

now holds less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 23 OCTOBER 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:39 16-Oct-06
Number	PRNUK-1610

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person 's spouse or children under the age of 18

   BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY

10. Date of transaction

11. Date company inf ormed

    13/10/2006

12. Total holding following this notification

    72,847,471

13. Total percentage holding of issued class following this notification

    4.2%

14. Anyadditional information

    S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

    JOHN WARREN DEPUTY COMPANY SECRETARY

    01332 245878

16. Name and signature of authorised company official responsible for making this notification

    JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 October 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:48 31-Jul-06
Number	PRNUK-3107

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

28.7.2006

12. Total holding following this notification

56,422,864

13. Total percentage holding of issued class following this notification

3.18%

14. Any additional information

Holding DECREASED FROM 5.91% TO 3.18%

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 31 July 2006

Registered Holder	Holding
BANK OF IRELAND	10,475
BANK OF NEW YORK	125,140
BARCLAYS CAPITAL NOMINEES LIMITED	12,026,919
Barclays Capital Securities Ltd.	1,461,625
Barclays Global Investors Canada	125,420
Barclays Trust Co & Others	5,178
Barclays Trust Co E99 C 00000000000000000	838
Barclays Trust Co R69 C 00000000000000000	3,755
BNP PARIBAS	36,788
CHASE NOMINEES LTD	2,503,539
CIBC MELLON GLOBAL SECURITIES	28,558
INVESTORS BANK AND TRUST CO.	19,873,527
JP MORGAN (BGI CUSTODY)	15,571,628
JPMorgan Chase Bank	3,065,131
Master Trust Bank	3,474
Mellon Trust - US CUSTODIAN /	132,131
MELLON TRUST OF NEW ENGLAND	38,490
Mitsubishi Trust International	3,345
Mitsui Asset	29,538
NORTHERN TRUST BANK - BGI SEPA	184,956
Reflex Nominees Limited	3,150
STATE STREET BANK & TRUST - WI	79,079
STATE STREET BANK AND TRUST CO	76,723
STATE STREET BOSTON	910,762
STATE STREET TRUST OF CANADA -	60,926
The Northern Trust Company - U	43,624
Trust & Custody Services Bank	18,145
TOTAL	56,422,864

END